SEC FILE NUMBER 001-32375

CUSIP NUMBER 205684202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Comstock Holding Companies, Inc.

Full Name of Registrant

Former Name if Applicable

1886 Metro Center Drive, Fourth Floor

Address of Principal Executive Office (Street and Number)

Reston, VA 20190

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Comstock Holding Companies, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) by the March 31, 2017 filing date without unreasonable effort or expenses. The Company experienced unanticipated delays in the preparation of its year-end financial statements and disclosures primarily as a result of the recent exchange of its Series B Preferred Stock for shares of its newly created Series C Preferred Stock and the Company’s repurchase of all of the Series C Preferred Stock owned by Investor Management, L.C., an entity owned by Gregory Benson, our former Chief Operating Officer pursuant to a Share Repurchase Agreement. The time, effort and staffing requirements necessary to complete the reviews of these transactions and related documents for proper disclosure in the 2016 Form 10-K, and the consolidated financial statements therein, have been greater than expected. The Company expects to file the 2016 Form 10-K on or prior to the fifteenth calendar day extension provided by Rule 12b- 25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Conover	703	230-1152
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the fourth quarter of 2016 were $8.8 million versus $26.2 million for the fourth quarter of 2015. Total revenues for the year ended December 31, 2016 were $41.6 million versus $61.4 million for the year ended December 31, 2015. The Company expects to report a net loss attributable to common stockholders of $(9.3) million or $(2.81) per diluted share in 2016 compared to $(4.6) million or $(1.43) per diluted share in 2015. Included in the 2016 and 2015 results are impairment charges, net of recovery, of $1.7 million or $(0.51) per diluted share and $2.8 million or $(0.86) per diluted share, respectively, related to feasibility, site securing, predevelopment and carry costs for certain of our communities in the Washington, D.C. metropolitan area.

The Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 on or before the fifteenth calendar day following the prescribed due date.

The foregoing statement about the anticipated timing of the filing of the Form 10-K is a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

Comstock Holding Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2017	By:	/s/ Christopher Conover
		Name:	Christopher Conover
		Title:	Chief Financial Officer